1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 19, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult appropriate independent advisers to obtain independent professional advice.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2600)

DISCLOSEABLE TRANSACTION
JOINT VENTURE AGREEMENT
IN RESPECT OF
CHALCO ZUNYI ALUMINA COMPANY LIMITED*

This circular is provided for the information of the shareholders of Aluminum Corporation of China Limited* only.

26 May, 2006

* For identification purpose only

CONTENTS

Pages

Definitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	ii

Letter from the Board of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

1.	Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

2.	The Joint Venture Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

2.1	Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

2.2	Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

2.3	Total Investment, Registered Capital and Capital Contributions . . . . . . . . . . . . . . . . . . . . . . .	2

2.4	Scope of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

2.5	Annual Production Capacity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

2.6	Composition of the board of directors of the Joint Venture Company . . . . . . . . . . . . . . . . . . .	3

2.7	Term . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

2.8	Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

3.	Source of Funds for the Transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

4.	Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

5.	Reasons for the Establishment of the Joint Venture Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

6.	Listing Rule Implications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

Appendix General Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

- i -

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires.

"ADRs"	means American Depositary Receipts, each representing ownership of 100 H Shares, which are listed on New York Stock Exchange Inc.

"Company"

means (Chinese Character) Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the PRC with limited liability, whose H Shares and ADRs are listed on the Stock Exchange and New York Stock Exchange, Inc., respectively

"Directors"	means the directors of the Company

"Group"	means the Company and its subsidiaries

"Guizhou Wujiang"	means (Chinese Character) Guizhou Wujiang Hydropower Development Co. Ltd*, a limited liability company established in the PRC

"H Shares"	means overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Stock Exchange

"HK$", "Hong Kong dollars"	the lawful currency of Hong Kong

"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC

"Joint Venture Agreement"	means the joint venture agreement dated 17 April 2006 entered into between the Company and Guizhou Wujiang for the establishment of the Joint Venture Company

"Joint Venture Company"

means (Chinese Character) Chalco Zunyi Alumina Company Limited* (temporary name), a limited liability company to be incorporated in the PRC, 67% of its total registered capital is to be contributed by the Company and 33% of its total registered capital is to be contributed by Guizhou Wujiang

- ii -

DEFINITIONS

"Joint Venture Parties"	means the Company and Guizhou Wujiang being parties to the Joint Venture Agreement

"Latest Practicable Date"	means 26 May 2006, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular

"Listing Rules"	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"PRC"	means the People's Republic of China

"RMB", "Renminbi"	means the lawful currency of the PRC

"Shareholders"	means the shareholders of the Company

"Stock Exchange"	means The Stock Exchange of Hong Kong Limited

"Supervisors"	means the supervisors of the supervisory committee of the Company

* For identification only

For the purpose of this circular, conversion of RMB into Hong Kong dollars is calculated at the approximate exchange rate of HK$1 to RMB1.0333. This exchange rate is for the purposes of illustration only and no representation is made that any amounts in RMB or HK$ could have been or could be converted at such rate or at any other rate at all.

- iii -

LETTER FROM THE BOARD OF DIRECTORS

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2600)

Executive Directors:	Registered office and
Xiao Yaqing	principal place of business:
Xiong Weiping	No.12B Fuxing Road
Luo Jianchuan	Haidian District
Chen Jihua	Beijing
PRC 100814
Non-executive Directors:
Joseph C. Muscari	Place of business in Hong Kong:
Shi Chungui	Unit 3103, 31st Floor, Office Tower
Convention Plaza

Independent non-executive Directors:	1 Harbour Road
Wang Dianzuo	Wanchai
Kang Yi	Hong Kong
Poon Yiu Kin, Samuel
26 May, 2006

To Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
JOINT VENTURE AGREEMENT
IN RESPECT OF
CHALCO ZUNYI ALUMINA COMPANY LIMITED*

1.	INTRODUCTION

The Board announced on 18 April 2006 that the Company entered into a Joint Venture Agreement on 17 April 2006 for the establishment of the Joint Venture Company, Chalco Zunyi Alumina Company Limited*, for the mining, production and sale of alumina and related products. The Joint Venture Company has a projected annual production capacity of 800,000 tonnes of alumina.

- 1 -

LETTER FROM THE BOARD OF DIRECTORS

The transaction constitutes a discloseable transaction under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with the particulars of the Joint Venture Agreement and other information in compliance with the requirements of the Listing Rules.

2.	THE JOINT VENTURE AGREEMENT

2.1	Date

17 April 2006

2.2	Parties

(i)	The Company

(ii)	Guizhou Wujiang

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Guizhou Wujiang and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

2.3	Total Investment, Registered Capital and Capital Contributions

The total investment of the Joint Venture Company will be RMB4,250 million (equivalent to approximately HK$4,113 million) and the registered capital of the Joint Venture Company will be RMB1,400 million (equivalent to approximately HK$1,355million). The difference between the total investment and the registered capital of the Joint Venture Company, representing an amount of RMB2,850 million (equivalent to approximately HK$2,758 million), is expected to be funded by way of bank loan and, if necessary, guaranteed by the Joint Venture Parties in proportion to their respective shareholdings in the Joint Venture Company.

The registered capital of the Joint Venture Company will be contributed by the Joint Venture Parties in the following proportions in cash:

*	67% of the total registered capital amounting to RMB938 million (equivalent to approximately HK$908 million) shall be contributed by the Company; and

*	33% of the total registered capital amounting to RMB462 million (equivalent to approximately HK$447 million) shall be contributed by Guizhou Wujiang.

- 2 -

LETTER FROM THE BOARD OF DIRECTORS

The Joint Venture Parties shall contribute to the registered capital of the Joint Venture Company in proportion to their respective shareholdings in the Joint Venture Company and in accordance with the following timetable:

*	20% of the registered capital to be contributed to the Joint Venture Company upon its establishment;

*	40% of the registered capital to be contributed on or before the first anniversary of the establishment of the Joint Venture Company; and

*	the remaining 40% of the registered capital to be contributed on or before the second anniversary of the establishment of the Joint Venture Company.

2.4	Scope of Business

The proposed scope of business of the Joint Venture Company is mining, production and sale of alumina and related products.

2.5	Annual Production Capacity

The Joint Venture Company has a projected annual production capacity of 800,000 tonnes of alumina.

2.6	Composition of the board of directors of the Joint Venture Company

The board of directors of the Joint Venture Company shall comprise 5 directors. The Joint Venture Parties are entitled to appoint members to the board of directors of the Joint Venture Company as folows:

*	3 directors to be appointed by the Company; and

*	2 directors to be appointed by Guizhou Wujiang.

The chairman of the board of directors of the Joint Venture Company shall be appointed by the Company and the vice-chairman of the board of directors of the Joint Venture Company shall be appointed by Guizhou Wujiang. The general manager of the Joint Venture Company shall be nominated by the Company and appointed by the board of directors of the Joint Venture Company.

- 3 -

LETTER FROM THE BOARD OF DIRECTORS

2.7	Term

The Joint Venture Company shall have perpetual existence.

2.8	Termination

The Joint Venture Agreement may be terminated by unanimous agreement of the Joint Venture Parties in the event that the performance of the Joint Venture Agreement has been rendered unnecessary or impossible due to force majeure or serious breach by any of the Joint Venture Parties.

The terms of the Joint Venture Agreement (including the contribution to be made by the Company to the registered capital of the Joint Venture Company) have been reached after arm's length negotiations between the Joint Venture Parties and are, to the Directors' belief, fair, reasonable and in the interest of the Shareholders as a whole. Establishment of the Joint Venture Company is subject to obtaining a business licence from the relevant administrative authority.

3.	SOURCE OF FUNDS FOR THE TRANSACTION

The Directors intend to source the funds required for equity contributions into the Joint Venture Company from internal resources of the Company.

4.	ACCOUNTING TREATMENT

For the purpose of preparing the Group's accounts, the Joint Venture Company will be accounted for as a subsidiary of the Company, and the Joint Venture Company's assets, liabilities, revenue and expenses with items of a similar nature will be consolidated into the Group's consolidated financial statements.

- 4 -

LETTER FROM THE BOARD OF DIRECTORS

5.	REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE COMPANY

The Company is principally engaged in bauxite mining, alumina refining and primary aluminum smelting. Guizhou Wujiang, which was set up in 1992 in Guiyang City, is principally engaged in exploiting the hydroelectric power resource of Wujiang river in Guizhou province and managing operations of established power stations.

Alumina products have huge domestic market and their supply are expected to remain tight in the near future. The Directors are of the opinion that this project will increase the Company's alumina resources and fits the Company's alumina development strategy in the long run. However, the Directors believe that this project will not cause any immediate material effect on the earnings, assets or liabilities of the Company.

6.	LISTING RULES IMPLICATIONS

The transaction constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary
* For identification only

- 5 -

APPENDIX	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of Directors, chief executive, Supervisors or their respective associates had any interests (including interests in shares and short position) in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) (a) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short position which he is taken or deemed to have under such provision of the SFO); or (b) are required, pursuant to 352 of the SFO, to be entered in the register referred to therein; or (c) are required, pursuant to the Model Code of Securities Transactions by Directors of Listed Companies adopted by the Company to be notified to the Company and the Stock Exchange.

- 6 -

APPENDIX	GENERAL INFORMATION

SUBSTANTIAL SHAREHOLDERS

Save as disclosed herein, so far as is known to the Directors, as at the Latest Practicable Date, the persons (not being a Director or chief executive or Supervisor of the Company) who had an interest or a short position in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, chief executive and Supervisors):

					Percentage
		Number of			in the relevant	Percentage
Name of substantial		shares held		Type of	class of	in total
shareholders	Class of shares	(in millions)	Capacity	interest	share capital	share capital

Chinalco	Domestic Shares	4,612.2	Beneficial owner	corporate	59.85%	39.59%
China Cinda	Domestic Shares	900.6	Beneficial owner	corporate	11.69%	7.73%
China Construction Bank	Domestic Shares	709.8	Beneficial owner	corporate	9.21%	6.09%
China Orient	Domestic Shares	602.2	Beneficial owner	corporate	7.82%	5.17%
China Development Bank	Domestic Shares	554.9	Beneficial owner	corporate	7.20%	4.76%
Alcoa	H Shares	884.2	Beneficial owner	corporate	22.4%	7.59%
Alliance Bernstein L.P.	H Shares	266.0 (L)	Interest of controlled	corporate	6.74%	2.28%
(formerly known as			Corporations (Note a)
Alliance Capital Management L.P.)
Templeton Asset Management Limited	H Shares	363.7 (L)	Beneficial owner	corporate	9.22%	3.12%
JP Morgan Chase & Co.	H Shares	579.8 (L)	Interest of controlled	corporate	14.70%	4.98%
		(including 89.0 (P))	Corporations (Note b)

Notes:

(a)

The interest in shares of Alliance Bernstein L.P. (formerly known as Alliance Capital Management L.P.) is held through a number of controlled corporations including Alliance Capital Ltd., New-Alliance Asset Management (Asia) Limited, Alliance Capital Australia Limited, Alliance Capital Management Australia Limited and Alliance Capital Management New Zealand Limited.

(b)

The interest in shares of JP Morgan Chase & Co. includes 14,733,610 H shares held in the capacity as beneficial owner, 246,346,000 H shares held in the capacity as investment manager and 104,180,200 H shares held in the capacity as custodian corporation/approved lending agent.

The letter "L" denotes a long position. The letter "S" denotes a short position. The letter "P" denotes interest in a lending pool.

- 7 -

APPENDIX	GENERAL INFORMATION

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group's business) which competes or is likely to compete either directly or indirectly with the Group's business (as would be required to be disclosed under Rule 8.10 of the Listing Rules, if each of them were a controlling shareholder).

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors or proposed directors of the Company had any existing or proposed service contract with any member of the Group (excluding contracts expiring or terminable by the employer within a year without payment of any compensation (other than statutory compensation)).

MISCELLANEOUS

(a)	The English language text of this document shall prevail over the Chinese language text.

(b)	The Company Secretary and Board Secretary of the Company is Liu Qiang.

(c)

Pursuant to the waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified accountant to the Company, the Company has arranged Mr. Wang Jianhui, an associate member of the Association of Chartered Certified Accountants and a certified public accountant of the Chinese Institute of Certified Public Accountants, to provide assistance to Mr. Chen Jihua in the discharge of his duties as the qualified accountant under the Listing Rules.

- 8 -

APPENDIX	GENERAL INFORMATION

(d)	The Company's H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(e)

As at the date of this circular, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Shi Chungui (Non-executive Directors), Mr. Wang Dianzuo, Mr. Kang Yi, and Mr. Poon Yiu Kin, Samuel (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary